Filed Pursuant to Rule 424(b)(7)

Registration Statement No. 333-132469

333-132469-01

333-132469-02

Supplement No. 3

(To Prospectus dated March 16, 2006 and Prospectus Supplement dated April 10, 2008)

$3,000,000,000

Prudential Financial, Inc.

Floating Rate Convertible Senior Notes due December 15, 2037

This supplement updates and amends certain information contained in the prospectus dated March 16, 2006, as supplemented by the prospectus supplement dated April 10, 2008, relating to the offer and sale from time to time by certain selling securityholders of up to $3,000,000,000 aggregate principal amount of our Floating Rate Convertible Senior Notes due December 15, 2037 and any shares of Common Stock issuable upon conversion of the notes. The terms of the notes are set forth in the prospectus dated March 16, 2006 and prospectus supplement dated April 10, 2008. This supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus dated March 16, 2006 and prospectus supplement dated April 10, 2008, including any amendments or further supplements thereto. This supplement is qualified by reference to the prospectus dated March 16, 2006 and prospectus supplement dated April 10, 2008 and any amendments or further supplements thereto, except to the extent that the information in this supplement supersedes the information contained in the prospectus dated March 16, 2006 or in the prospectus supplement dated April 10, 2008.

See “Risk Factors” beginning on page S-4 of the prospectus supplement dated April 10, 2008 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this supplement is October 8, 2008

The information in the table under the caption “Selling Securityholders” in the prospectus supplement dated April 10, 2008 is modified by adding the information below with respect to persons not previously listed in the prospectus supplement dated April 10, 2008 or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus supplement dated April 10, 2008 or any amendments or supplements thereto with the information that is set forth below.

SELLING SECURITYHOLDERS

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)		Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Advent Global OP Master Fund(3)	3,741,000	3,741,000	28,257		28,257	0	0
Bayerische Hypo- und Vereinsbank AG(4)	120,000	120,000	906		906	0	0
Citigroup Global Markets Inc.(5)(6)	549,030,000	549,030,000	4,335,460	(7)	4,146,933	0	188,527	(7)
Credit Suisse Securities (USA) LLC(6)(8)	95,000,000	95,000,000	717,554		717,554	0	0
HFR RVA Op Master Trust(3)	2,259,000	2,259,000	17,063		17,063	0	0
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Global Capital, LLC(9)	5,348,000	5,348,000	40,395		40,395	0	0
Quattro Fund Ltd.(10)	22,686,000	22,686,000	171,352		171,352	0	0
Xaraf Capital Master Fund LP(11)	2,000,000	2,000,000	15,106		15,106	0	0

(1)

Assumes conversion of all of the holders’ notes at the maximum initial conversion rate of 7.5532 shares per $1,000 principal amount of notes. However, the maximum conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments.” As a result, the amount of Common Stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Assumes that all of the notes and/or all of the Common Stock into which the notes are convertible are sold.

(3)

Tracy V. Maitland is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and the shares of Common Stock issuable upon conversion of the notes.

(4)

Carsten Richter is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and the shares of Common Stock issuable upon conversion of the notes.

(5)

Citigroup Global Markets Inc. acted as the initial purchaser in connection with the original issuance of the notes on December 12, 2007. Citigroup Global Markets Inc. also acted as co-initial purchaser in connection with the original issuance of the Floating Rate Convertible Senior Notes due December 12, 2036 issued by Prudential Financial on December 12, 2006.

(6)	This selling securityholder has identified itself as a broker-dealer.

(7)

Consists of 19,646,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2006 issued by Prudential Financial. The 188,527 shares of our Common Stock beneficially owned by this selling securityholder were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(8)	Jeff Andreski is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and the shares of Common Stock issuable upon conversion of the notes.

(9)	Gary Crowder is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and the shares of Common Stock issuable upon conversion of the notes.

(10)

Andrew Kaplan, Brian Swain and Louis Napoli are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and the shares of Common Stock issuable upon conversion of the notes.

(11)	Chris Walsh is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and the shares of Common Stock issuable upon conversion of the notes.